SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 May 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 3 May 2022
99.2	Board Updates dated 6 May 2022
99.3	Result of AGM dated 6 May 2022
99.4	Director/PDMR Shareholding dated 17 May 2022
99.5	Director Declaration dated 19 May 2022

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 April 2022, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 3,701,408 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 184,016,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

InterContinental Hotels Group PLC
Board Updates

6 May 2022

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces:

-	The retirement of Non-Executive Director Ian Dyson from the IHG Board, effective 28 February 2023.

-	The appointment of Byron Grote as Non-Executive Director, effective 1 July 2022, who will succeed Ian Dyson as Chair of the Audit Committee from 1 March 2023 upon Ian's retirement.

These changes reflect IHG's ongoing commitment to succession planning, bringing together a diverse range of talent, expertise, skills and relevant experience, and facilitate a thorough transition of responsibilities.

Ian Dyson was appointed to the IHG Board as a Non-Executive Director in 2013 and became the Chair of the Audit Committee in 2014. In addition to the Audit Committee, he currently serves on the Nomination and Renumeration Committees.

Patrick Cescau, Non-Executive Chair, IHG, commented: "Ian has been a valuable member of the Board, offering excellent insight and wise counsel over the last nine years. On behalf of the Board, I would like to express our gratitude to Ian for his contribution to IHG and his thoughtful management of the Audit Committee, particularly during a challenging pandemic period."

Byron Grote

Byron has served on a number of Boards and committees as Non-Executive Director including Standard Chartered PLC, Tesco PLC, Akzo Nobel N.V., Anglo American plc and Unilever PLC.

He is currently Audit Committee Chair at Tesco PLC and Akzo Nobel N.V. Byron is a participant in the European Audit Committee Leadership Network and a member of the Regulation Group of the Audit Committee Chairs' Independent Forum. He was previously the Chief Financial Officer at BP p.l.c.

Patrick Cescau, Non-Executive Chair, IHG, commented: "We are delighted that Byron will join IHG's Board. Byron has an outstanding track record of serving a range of leading international businesses, both at Board level and in senior management positions. His extensive experience, particularly in finance and chairing audit committees, will further strengthen IHG's Board."

Byron will serve on the Audit and Remuneration Committees of the IHG Board upon appointment and will assume the role of Chair of the Audit Committee on 1 March 2023.

Pursuant to LR 9.6.13R Byron is a Non-Executive Director at Tesco PLC and Standard Chartered PLC, as well as on the Supervisory Board of Akzo Nobel N.V. He was previously a Non-Executive Director of Anglo American plc until April 2022.

ENDS

For further information, please contact:

Investor Relations	Stuart Ford (+44 (0)7823 828 739)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Amy Shields (+44 (0)7881 035 550)	Claire Scicluna (+44 (0)7776 778 808)

Biographies

Ian Dyson

Ian joined the IHG Board in 2013 and is Chair of the Audit Committee and member of the Nomination and Remuneration Committees.

Ian is Chair of the Board of ASOS plc. He has held a number of senior executive and finance roles, including Group Finance & Operations Director for Marks & Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was Chief Executive Officer of Punch Taverns plc, Finance Director for the Rank Group Plc, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc. Most recently, Ian was a Non-Executive Director of SSP Group plc and Senior Independent Non-Executive Director of Flutter Entertainment plc.

Byron Grote

Byron is currently a Non-Executive Director at Tesco PLC, Standard Chartered PLC, and Akzo Nobel N.V. He is the Senior Independent Director and Audit Committee Chair at Tesco PLC and the Deputy Chairman and Audit Committee Chair at Akzo Nobel N.V. He previously served as the Senior Independent Director and Audit Committee Chair at Anglo American plc, and as a Non-Executive Director and Audit Committee Chair at Unilever PLC and Unilever N.V. His career in the International Oil and Gas Sector at BP p.l.c included management positions in retail marketing, trading, mining, exploration and production, renewables, petrochemicals, and finance. He served as an Executive Director on the Board of BP p.l.c. for thirteen years and was the Chief Financial Officer from 2002 until 2011.

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has around 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.

●
Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●
Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●
Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
●
Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Exhibit No: 99.3

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2022 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 6 May 2022.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2021	136,597,592	99.90	131,957	0.10	136,729,549	74.30%	631,759
2	Directors' Remuneration Report 2021	120,588,496	90.01	13,388,131	9.99	133,976,627	72.81%	3,384,681
3	Declaration of final dividend	136,007,309	99.16	1,153,027	0.84	137,160,336	74.54%	200,972
4(a)	Re-election of Graham Allan as a Director	136,137,835	99.27	1,007,466	0.73	137,145,301	74.53%	215,436
4(b)	Re-election of Daniela Barone Soares as a Director	137,042,731	99.93	99,820	0.07	137,142,551	74.53%	218,186
4(c)	Re-election of Keith Barr as a Director	137,092,334	99.96	56,120	0.04	137,148,454	74.53%	212,283
4(d)	Re-election of Patrick Cescau as a Director	134,519,242	98.09	2,625,504	1.91	137,144,746	74.53%	215,991
4(e)	Re-election of Arthur de Haast as a Director	136,632,234	99.63	504,009	0.37	137,136,243	74.52%	224,494
4(f)	Re-election of Ian Dyson as a Director	134,008,728	97.72	3,123,962	2.28	137,132,690	74.52%	228,047
4(g)	Re-election of Paul Edgecliffe-Johnson as a Director	135,760,170	99.94	77,238	0.06	135,837,408	73.82%	1,523,329
4(h)	Re-election of Duriya Farooqui as a Director	136,925,664	99.84	220,822	0.16	137,146,486	74.53%	219,409
4(i)	Re-election of Jo Harlow as a Director	134,665,810	98.19	2,478,610	1.81	137,144,420	74.53%	221,475
4(j)	Re-election of Elie Maalouf as a Director	137,113,951	99.97	38,436	0.03	137,152,387	74.53%	213,508
4(k)	Re-election of Jill McDonald as a Director	134,742,035	98.24	2,409,531	1.76	137,151,566	74.53%	214,329
4(l)	Re-election of Sharon Rothstein as a Director	136,932,255	99.84	221,262	0.16	137,153,517	74.53%	212,378
5	Appointment of Auditor	136,668,336	99.64	489,855	0.36	137,158,191	74.54%	208,275
6	Remuneration of Auditor	137,114,995	99.97	40,010	0.03	137,155,005	74.53%	211,461
7	Political Donations	133,245,786	97.10	3,973,807	2.90	137,219,593	74.57%	146,748
8	Allotment of shares	127,950,866	93.29	9,197,496	6.71	137,148,362	74.53%	218,104
9	Disapplication of pre-emption rights	136,337,851	99.69	428,772	0.31	136,766,623	74.32%	599,843
10	Further disapplication of pre-emption rights	135,601,503	99.15	1,159,176	0.85	136,760,679	74.32%	600,629
11	Authority to purchase own shares	136,623,464	99.62	518,064	0.38	137,141,528	74.53%	219,780
12	Notice of General Meetings	127,936,866	93.28	9,216,968	6.72	137,153,834	74.53%	207,474

Notes:

1.
The 'For' vote includes those giving the Chair discretion.

2.
Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.
Resolutions 9 to 12 are special resolutions.

4.
IHG's total issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 3,701,408 ordinary shares are held in treasury. The total number of voting rights in the Company is 184,016,312.

5.
Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:

Investor Relations	Stuart Ford (+44 (0)7823 828 739)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Amy Shields (+44 (0)7881 035 550)	Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has around 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.

●
Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●
Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●
Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
●
Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 13 May 2022 the following shares were awarded under the Company's 2022-2024 Long Term Incentive Plan:

Name of PDMR	Number of shares granted
Keith Barr	64,903
Paul Edgecliffe-Johnson	37,495
Elie Maalouf	40,101
Claire Bennett	18,407
Jolyon Bulley	19,346
Yasmin Diamond	12,252
Nicolette Henfrey	14,326
Wayne Hoare	17,808
Kenneth Macpherson	17,368
George Turner	18,599

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 64,903 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer and Group Head of Strategy
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 37,495 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 40,101 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions. A further post-vest holding period of two years also applies to this award.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 18,407 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 19,346 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 12,252 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 14,326 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 17,808 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 17,368 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of share awards under InterContinental Hotels Group PLC 2022/2024 Long Term Incentive Plan
c)	Price(s) and volume(s)
Conditional rights over a total of 18,599 free shares; the number of shares calculated by reference to a price of GBP 48.42, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-05-13
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.5

InterContinental Hotels Group PLC
Director Declaration

19 May 2022 - In accordance with Listing Rule 9.6.14R(2), InterContinental Hotels Group PLC ("IHG") notes that Ian Dyson, Non-Executive Director of IHG, will join the Board of Currys plc as a Non-Executive Director on 1 September 2022, and become Chair of the Board, effective 8 September 2022.

=Ends=

For further information, please contact:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has around 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	20 May 2022